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                                                                    EXHIBIT 99.4




FOR IMMEDIATE RELEASE


INVESTOR CONTACT:
Jeff Camp, CFO
Tekgraf  404.252.0201



                 TEKGRAF, INC., ANNOUNCES SECOND-QUARTER RESULTS



August 14, 1998 (ATLANTA)--Tekgraf, Inc. (NASDAQ: TKGFA), a value-added, wholesale distributor of advanced computer graphics products and a manufacturer and distributor of premium computers, mass storage systems and computer peripherals, today announced its financial results for the second quarter of 1998.

Tekgraf reported net income of $210,000 or $0.04 per share (basic and diluted) for the quarter ended June 30, 1998. Income from operations before the amortization of goodwill was $486,000 for the second quarter, which represented a $237,000 or a 95% increase over the first quarter of 1998. Net income for the six months ended June 30, 1998 was $304,000, or $0.05 per share (basic and diluted).

The announcement marked Tekgraf's third quarter of operating results on a consolidated basis since the Company completed its June 1997 acquisitions (G&R Marketing, Inc., Microsouth, Inc., tekgraf, Inc., Computer Graphics Distributing Company, Intelligent Products Marketing, Inc., and IG Distribution, Inc.) and its initial public offering on November 10, 1997 that raised $12.6 million. Comparative figures for 1997 have not been presented, as they are not directly comparable to 1998 due to the significance of the 1997 acquisitions and the public offering described above.

"The Company's results, as expected, continue to improve with each quarter," said Phillip Aginsky, Tekgraf chairman. "Sales for the quarter were $27.5 million, which represented a $10.6 million increase over the prior quarter, with the three acquisitions consummated in April and May accounting for $5.9 million of the increase. Tekgraf continues to build upon its nationwide network as evidenced by the growth in sales. Additionally, the Company is making significant progress towards implementing its new MIS system that will allow us to serve our customers more effectively while also creating operating efficiencies."

Commenting on the recently completed acquisitions of three computer graphics wholesale distribution companies this quarter, Aginsky stated, "We are already beginning to see the positive effects of the new companies and are working towards full integration. They have expanded our network of distributors in North America and will continue to improve our sales of services and premium computer graphics product lines to achieve our goal of gaining a larger share of the high-end computer graphics market."

Tekgraf recently announced another distribution agreement with Heidelberg Color Publishing Solutions, Americas (formerly Linotype CPS) to be a value-added distributor of Heidelberg CPS' mid-to high-end scanners and Linocolor software in North America. Tekgraf continues to actively pursue additional distribution alliances with other nationally recognized manufacturers to further increase its ability to offer enterprise wide products and support to its customers.





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Tekgraf Announces Second-Quarter 98 Earnings



                                 TEKGRAF, INC.


                                   THREE MONTHS           SIX MONTHS
                                       ENDED                 ENDED
                                   JUNE 30, 1998         JUNE 30, 1998
     SUMMARY OF OPERATIONS
     Net Sales                        $27,505,000           $44,377,000
     Cost of Goods Sold                23,256,000            37,298,000

     Gross Profit                       4,249,000             7,079,000

     Income from Operations(1)            337,000               473,000
     Net Income                           210,000               304,000

     Common Stock:
     Average Shares Outstanding         5,955,000             5,613,000
     Earnings per Average Share       $      0.04           $      0.05

(1) Income from operations has been reduced by goodwill amortization of $149,000 and $263,000 for the three months and six months ended June 30, 1998, respectively.

Tekgraf, Inc. (NASDAQ: TKGFA), headquartered in Atlanta, Ga., is a value-added wholesale distributor of advanced computer graphics products and a manufacturer of custom personal computers. The Tekgraf Graphics Division provides sales, marketing and technical support of computer graphics technologies through reseller channels. Demonstration and distribution centers are located throughout the United States and Canada. The Tekgraf Technology Division is engaged in the manufacture, sale, distribution and support of special purpose Intel-based NT workstations and servers. Additional information on Tekgraf may be obtained by visiting the company Web site at http://www.tekgraf.com, or by calling the nearest Tekgraf Graphics Division office toll free at 888-321-TKGF.



                                      # # #

This press release contains statements that constitute forward-looking statements within the meaning of the Safe Harbor provisions of the Private Securities Litigation Reform Act of 1995, as amended. These statements appear in a number of places in this press release and include all statements that are not historical statement of fact. The words "may," "would," "could," "will," "progress toward," "move forward," "actively pursuing," "increase," "expect," "estimate," "anticipate," "believes," "intends," "plans," and similar expressions and variations thereof are intended to identify forward-looking statements. Investors are cautioned that such statements are not guarantees of future performance and involve various risks and uncertainties, many of which are beyond the Company's control. Actual results may differ materially from those discussed in the forward-looking statements as a result of factors described below. These risks include, but are not limited to, competitive market pressures, material changes in customer demand, availability of labor, the Company's ability to perform contracts, governmental policies adverse to the computer industry, economic and competitive conditions, and other risks outside the control of the Company, as well as those factors discussed in detail in the Company's filings with the Securities and Exchange Commission, including the "Risk Factors" section of the Company's registration statement on Form S-1 (Registration No. 333-33449).



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